Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-3633

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

17th September 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

04045315

RECEIVED
2004 OCT -5 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interests - Substantial Shareholder

We enclose for your information a notification dated 17th September 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Encl

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	11:01 17-Sep-04
Number	0699D

JARDINE MATHESON HOLDINGS LIMITED ("JMH")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDER

On 16th September 2004, JMH was notified that as at 13th September 2004 Cheung Kong (Holdings) Limited ("Cheung Kong") and Hutchison Whampoa Limited ("Hutchison") no longer had a notifiable interest of 3% or more in the ordinary shares of JMH.

The interests of Cheung Kong and Hutchison were previously disclosed as 3.36% of JMH's issued share capital in January 2004.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

17th September 2004

www.jardines.com

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